John Hancock International Fund
N-SAR Exhibit per:   Item 77(c) Matters submitted to a vote of
security holders

SHAREHOLDER MEETING

On December 1, 1999, a special meeting of John Hancock
International Fund was held. The shareholders approved the proposal to approve a new sub-investment management contract between John Hancock Advisers, Inc. and Indocam International
Investment Services.

746,002 shares were voted by proxy in favor of the motion to approve the new sub-investment management contract, with 33,727 shares voted against the motion and 70,766 that abstained.